[redacted]

10025758

19
3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodstock Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Towne Lake Parkway, Suite 200
(No. and Street)

Woodstock	Georgia	30188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Raike, III (770) 516-6996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell, P.A.
(Name – *if individual, state last, first, middle name*)

2011 W. Cleveland St, Ste A	Tampa	Florida	33606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, William J. Raike, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodstock Financial Group, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY D HANSARD
NOTARY PUBLIC
FORSYTH COUNTY, GEORGIA
MY COMM. EXPIRES
12/09/2013

Signature

President and CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

To the Board of Directors
Woodstock Financial Group, Inc.
Woodstock, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of Woodstock Financial Group, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Oversight Board (United States), we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2011 West Cleveland Street, Suite A • Tampa, Florida 33606 • 866.683.2727

A *control deficiency* exists when the design operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A *material weakness* is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph of this letter and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Accell, P.A.

Tampa, Florida
February 23, 2010

WOODSTOCK FINANCIAL GROUP, INC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Accell

Accell

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Woodstock Financial Group, Inc.

We have audited the accompanying balance sheet of Woodstock Financial Group, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, shareholders' equity and cash flows for the year ended. The financial statements as of and for the year ended December 31, 2008 were audited by other auditors, whose report dated February 24, 2009, expressed an unqualified opinion. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodstock Financial Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Accell, P.A.

Tampa, Florida
February 23, 2010

2011 West Cleveland Street, Suite A • Tampa, Florida 33606 • 866.683.2727

WOODSTOCK FINANCIAL GROUP, INC.

Balance Sheets

As of December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 633,674	$ 976,450
Clearing deposit	131,082	130,887
Commissions receivable	547,242	555,309
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $169,242 and $157,892, respectively	17,814	25,786
Building, at cost, net of accumulated depreciation of $138,964 and 104,253, respectively	1,138,324	1,173,035
Other assets	189,069	78,829
Total assets	$ 2,657,205	$ 2,940,296
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 65,873	$ 46,710
Commissions payable	430,498	427,426
Preferred dividends payable	30,274	30,274
Mortgage note	953,928	967,408
Other liabilities	3,507	3,479
Total liabilities	1,484,080	1,475,297
Commitments		
Shareholders' equity:		
Series A preferred stock, $.01 par value; 5,000,000 shares authorized, 86,500 shares issued and outstanding (liquidation value of $865,000)	865	865
Common stock, $.01 par value; 50,000,000 shares authorized; 17,941,772 shares issued; 17,619,028 shares outstanding	179,418	179,418
Additional paid-in capital	3,697,278	3,689,778
Accumulated deficit	(2,548,481)	(2,249,107)
Treasury stock, 322,744 shares, carried at cost	(155,955)	(155,955)
Total shareholders' equity	1,173,125	1,464,999
Total liabilities and shareholders' equity	$ 2,657,205	$ 2,940,296

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2009 and 2008

	2009	2008
OPERATING INCOME		
Commissions	$ 7,946,575	$ 7,028,739
Interest and dividends	148,705	170,972
Other fees and income	837,885	857,182
Total operating income	8,933,165	8,056,893
OPERATING EXPENSES:		
Commissions to brokers	6,793,388	5,846,564
Clearing costs	166,444	146,974
Selling, general, and administrative expenses	2,135,372	1,976,351
Interest expense	75,049	83,778
Other expenses	1,738	2,265
Total operating expenses	9,171,991	8,055,932
Net earnings (loss)	$ (238,826)	$ 961
Net earnings (loss) per share, based on weighted average shares outstanding of 17,619,028 for the periods ended December 31, 2009 and 2008	$ (0.02)	$ (0.00)

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.

Statements of Shareholders' Equity

For the Years Ended December 31, 2009 and 2008

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2007	$ 865	$ 179,418	$ 3,689,778	$ (2,189,520)	$ (155,955)	$ 1,524,586
Preferred stock dividends	-	-	-	(60,548)	-	(60,548)
Net earnings	-	-	-	961	-	961
Balance at December 31, 2008	865	179,418	3,689,778	(2,249,107)	(155,955)	1,464,999
Preferred stock dividends	-	-	-	(60,548)	-	(60,548)
Stock based compensation	-	-	7,500	-	-	7,500
Net loss	-	-	-	(238,826)	-	(238,826)
Balance at December 31, 2009	$ 865	$ 179,418	$ 3,697,278	$ (2,548,481)	$ (155,955)	$ 1,173,125

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings (loss)	$ (238,826)	$ 961
Adjustments to reconcile net earnings (loss) to net cash flows from operating activities		
Depreciation	46,061	53,583
Stock based compensation	7,500	-
Changes in operating assets and liabilities		
Clearing deposit	(195)	(1,919)
Commissions receivable	8,067	(32,651)
Other assets	(110,240)	(66,225)
Accounts payable	19,163	5,752
Commissions payable	3,072	(23,504)
Other liabilities	28	(85)
Net cash flows from operating activities	(265,370)	(64,088)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture, fixtures and equipment	(3,378)	(4,016)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on mortgage note	(13,480)	(13,440)
Dividends paid on preferred stock	(60,548)	(60,548)
Net cash flows from financing activities	(74,028)	(73,988)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(342,776)	(142,092)
CASH AND CASH EQUIVALENTS, beginning of year	976,450	1,118,542
CASH AND CASH EQUIVALENTS, end of year	$ 633,674	$ 976,450
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST	$ 75,049	$ 83,778

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business
Woodstock Financial Group, Inc. (the "Company") is a full service securities brokerage firm, which has been in business since 1995. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in 50 states, Puerto Rico, Washington D.C. and also as a municipal securities dealer with the Municipal Securities Regulation Board. The Company is subject to net capital and other regulations of the United States Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee-based money management services to individual and institutional investors. The Company maintains a custody-clearing relationship with Southwest Securities, Inc. In 2005, the Company, as a registered investment advisor, created a managed account program named The RFG Stars Program ("RFG Stars"). Through RFG Stars, the Company provides investment advisory services to clients. RFG Stars client accounts are maintained with Fidelity Registered Investment Advisor Group ("FRIAG"), an arm of Fidelity Investments. FRIAG provides brokerage, custody, and clearing services to RFG Stars clients and Southwest Securities, Inc.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, clearing deposit and commissions receivable.

Cash and cash equivalents and the clearing deposit are deposited in various financial institutions. At times, amounts on deposit may be in excess of the FDIC insurance limit. At December 31, 2009, approximately $225,000 of cash deposits was in excess of the FDIC limit.

At December 31, 2009, commissions receivable were approximately $547,000, and all were due from Southwest Securities, Inc.

Revenue Recognition and Commissions Receivable
Commissions represent transactions processed and net fees charged to customers per transaction for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Advertising
The Company recognizes advertising costs as incurred in selling, general and administrative expenses in the statement of operations. The amount of advertising expense recognized in 2009 and 2008 was approximately $18,000 and $15,000, respectively

Cash and Cash Equivalents
Cash and cash equivalents include short-term deposits and highly liquid investments that have original maturities of three months or less when purchased and are stated at cost.

Building and Furniture, Fixtures and Equipment
Building and furniture, fixtures and equipment are reported at cost, less accumulated depreciation. Depreciation of furniture, fixtures and equipment is computed using the double declining balance method over the estimated useful life of five years. Depreciation of the building is computed using the straight-line method over the estimated useful life of 39 years.

The cost of maintenance and repairs, which do not improve or extend the useful life of the respective asset, is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company files income tax returns in the United States and Georgia, which are subject to examination by the tax authorities in these jurisdictions. Generally, the statute of limitations related to the Company's federal and state income tax return is three years. The state impact of any federal changes for prior years remains subject to examination for a period up to five years after formal notification to the states.

Treasury Stock
Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

Net Earnings Per Share
During the years ended December 31, 2009 and 2008, the Company had potential common stock issuances outstanding totaling 865,000 shares related to preferred stock. The effect of the convertible preferred stock issuances would be antidilutive because the exercise price is more than the fair value of the stock. The effect of these potential common stock issuances has been excluded from the computation of net earnings per share for each year. Additionally, as of December 31, 2009, the Company had options outstanding. The effect of these options was also not considered due to their antidilutive effect.

Presented below is a summary of earnings (loss) per common share for the years ended December 31, 2009 and 2008:

	2009	2008
Weighted average common shares outstanding	17,619,028	17,619,028
Net earnings (loss)	$ (238,826)	$ 961
Preferred stock dividends	(60,548)	(60,548)
Net loss attributable to common shareholders	$ (299,374)	$ (59,587)
Net loss per common share	$ (0.02)	$ (0.00)

Stock-Based Compensation
The Company sponsors a stock-based incentive compensation plan for the benefit of certain employees. The Company accounts for this plan under the recognition and measurement principles of the *Accounting Standards Codification 718, Compensation-Stock Compensation.*

Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-01, Topic 105 - Generally Accepted Accounting Principles - amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This ASU reflected the issuance of FASB Statement No. 168. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This Accounting Standards Update includes Statement No. 168 in its entirety, including the accounting standards update instructions contained in Appendix B of the Statement. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for interim and annual periods ending after September 15, 2009, and as of the effective date, all existing accounting standard documents were superseded. The Codification was effective for the third quarter of 2009, and accordingly, all subsequent public filings will reference the Codification as the sole source of authoritative literature.

In June 2009, the FASB issued ASU No. 2009-02, Omnibus Update-Amendments to Various Topics for Technical Corrections. This omnibus ASU detailed amendments to various topics for technical corrections. The adoption of ASU 2009-02 did not have a material impact on the Company's financial statements.

In August 2009, the FASB issued ASU No. 2009-03, SEC Update - Amendments to Various Topics Containing SEC Staff Accounting Bulletins. This ASU updated cross-references to Codification text. The adoption of ASU 2009-03 did not have a material impact on the Company's financial statements.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value. This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures to provide guidance on the fair value measurement of liabilities. The adoption of ASU 2009-05 did not have a material impact on the Company's financial statements.

In September 2009, the FASB issued ASU No. 2009-07, Technical Corrections to SEC Paragraphs. This Accounting Standards Update corrected SEC paragraphs in response to comment letters. The adoption of ASU 2009-07 did not have material impact on the Company's financial statements.

(2) Related Party Transactions

During the years ended December 31, 2009 and 2008, the majority shareholder received consulting fees in the amount of approximately $154,000 and $130,000, respectively. In addition, the Company pays an override equal to 2.5% of revenues to the majority shareholder. The majority shareholder's spouse also receives consulting fees of $120,000 annually. During the years ended December 31, 2009 and 2008, the majority shareholder earned an override bonus of approximately $222,000 and $201,000, respectively. Of the override bonus earned during the years ended December 31, 2009 and 2008, approximately $192,000 and $201,000 were paid. The unpaid 2009 override bonus of $30,000 is included in accounts payable at December 31, 2009.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed

10 to 1). At December 31, 2009, the Company had net capital of $781,846, which was $681,846 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.68 to 1.

(4) **Income Taxes**

The components of income tax expense for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Current	$ -	$ -
Deferred	(92,858)	(2,525)
Change in valuation allowance	92,858	2,525
	$ -	$ -

The difference between income tax expense computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Pretax earnings (loss) at statutory rate	$ (78,132)	$ 327
State income tax (benefit), net of federal benefit	(13,394)	38
Other	(1,332)	(2,890)
Change in valuation allowance	92,858	2,525
	$ -	$ -

The components of deferred taxes at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred income tax assets:		
Operating loss carryforwards	$ 416,929	$ 325,403
Stock based compensation expense	129,981	128,649
Total gross deferred income tax assets	546,910	454,052
Less valuation allowance	(546,910)	(454,052)
Net deferred tax	$ -	$ -

During 2009 and 2008, a valuation allowance was established for the entire amount of the net deferred tax asset as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2009, the Company had net operating loss carryforwards for tax purposes of approximately $1.1 million which will expire beginning in 2016, if not previously utilized.

(5) Mortgage Note

In September 2009, the Company refinanced the mortgage note on the current office space in Woodstock, Georgia. The new note is a 5-year balloon maturing in September 2014, amortized on a 25-year basis at a fixed rate interest rate of 7.00%, and is collateralized by the building.

The Company paid a monthly condo association fee of approximately $53,000 and $50,000 for the years ended December 31, 2009 and 2008, respectively.

Scheduled principal payments due on the mortgage note as of December 31, 2009 are as follows:

Years ending December 31:		
2010	$	14,941
2011		16,021
2012		16,993
2013		18,407
2014		887,566
	$	953,928

(6) Selling, General and Administrative Expenses

Components of selling, general and administrative expenses which are greater than 1% of total revenues for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008	
Consultant fees	$	627,680	$	629,619
Compensation		537,291		460,513
Errors and omissions insurance		71,295		136,435
Legal and professional fees		147,121		125,153

(7) Shareholders' Equity

Stock Option Plan

The Company sponsors an incentive stock option plan for the benefit of certain employees. The Board of Directors approved a total of 7.6 million shares to be available for potential future option grants. There were a total of 500,000 stock options in 2009 and no stock options granted during 2008.

During October 2009, the Company granted a total of 500,000 options as part of an employment and compensation package with a strike price of $.01. The market value of the Company's stock was $.015 per share at the time of grant. These options will vest in 100,000 increments over 5 years beginning in 2009. The fair value of these options, calculated using the Black-Scholes pricing model, was $.015 per share. The Company recognized expense related to these options of $7,500.

The Company used the following assumptions in estimating the fair value of the option awards:

Expected volatility	.5%
Risk-free interest rate	4.99%
Expected life	10 years
Dividend yield	0%

A summary of activity in the stock option plan is presented below:

	2009		2008	
	Shares	Weighted Average Price Per Share	Shares	Weighted Average Price Per Share
Outstanding and exercisable, beginning of year	2,257,000	$ 0.01	2,257,000	$ 0.01
Vested during the year	100,000	$ 0.01	-	-
Outstanding and exercisable, end of year	2,357,000	$ 0.01	2,257,000	$ 0.01

The total intrinsic value of options outstanding and exercisable as of December 31, 2009 and 2008 was $2,357 and $4,502, respectively.

If stock options are exercised in the future, management plans to issue additional shares of common stock to redeem the options.

Perpetual Preferred Stock
The Preferred Stock pays a cumulative annual dividend of $.70 per share. Each share of Preferred Stock is convertible into five shares of common stock at the option of the holder. Each share of Preferred Stock is mandatorily convertible into five shares of common stock upon the filing of a public offering registration statement or a change in control (as defined). The Company may redeem the Preferred Stock by giving 30-day's notice to the preferred stockholders for a redemption price of $10.00 per share, plus unpaid dividends through the redemption date. Upon voluntary or involuntary dissolution of the Company, the preferred stockholders will receive $10.00 per share prior to the distribution of any amounts to common shareholders. The Preferred Stock has no voting rights. As of December 31, 2009 and 2008, there were no preferred dividends in arrears.

(8) Employee Retirement Plan

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE IRA). Employees who receive at least $5,000 of compensation for the calendar year are eligible to participate. The Company matches employee contributions dollar for dollar up to three percent of the employee's compensation. Total contributions for any employee are limited by certain regulations. During 2009 and 2008, the Company contributed approximately $9,700 and $9,500, respectively, to the plan.

(9) Fair Value of Financial Instruments

The carrying amounts of all financial instruments reported in the balance sheet approximate fair value.

(10) Subsequent Events

In May 2009, the FASB issued an accounting standard which established general accounting standards and disclosure for subsequent events. In accordance with this standard, the Company evaluated subsequent events through the date of this audit report, the date the financial statements were available for issue.

On January 20, 2010 the Company amended its Articles of Incorporation to change its name from Woodstock Financial Group, Inc. to Woodstock Holdings, Inc. At the same time, a fully-owned subsidiary was incorporated and renamed as Woodstock Financial Group, Inc. A portion of the assets of Woodstock Holdings, Inc. were transferred to the newly established subsidiary.

SUPPLEMENTAL

SCHEDULE

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)
Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

COMPUTATION OF NET CAPITAL:

Total shareholders' equity	$ 1,173,125
Non-allowable assets	(391,279)
Tentative net capital	781,846
Unsecured debits	-
Net capital	781,846
Minimum net capital	100,000
Excess net capital	$ 681,846

AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO:

Aggregate indebtedness	$ 530,152
Net capital	$ 781,846
Ratio	0.68 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2009) and the amount computed above.